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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            eResearchTechnology, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   29481V 10 8
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                                 (CUSIP Number)

                                  May 29, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]       Rule 13d-1(b)

         [ ]       Rule 13d-1(c)

         [X]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Schedule 13G                                                         Page 2 of 6


CUSIP NO. 29481V 10 8

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1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Joel Morganroth, M.D. ###-##-####
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) ______________
         (b) ______________

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3.       SEC USE ONLY

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4.       Citizenship or Place of Organization

         United States
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Number of             5.       Sole Voting Power
Shares                         640,000
Beneficially        ------------------------------------------------------------
Owned by              6.       Shared Voting Power
Each                           14,400
Reporting           ------------------------------------------------------------
Person With           7.       Sole Dispositive Power
                               640,000
                    ------------------------------------------------------------
                      8.       Shared Dispositive Power
                               14,400
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,209,400 (disclaims beneficial ownership of 569,400 shares)
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions) |_|

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11.      Percent of Class Represented by Amount in Row (9)

         10.9%
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12.      Type of Reporting Person (See Instructions)

         IN
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Schedule 13G                                                         Page 3 of 6


CUSIP NO. 29481V 10 8


Item 1.

         (a)   Name of Issuer:

               eResearchTechnology, Inc.

         (b)   Address of Issuer's Principal Executive Offices:

               30 South 17th Street
               Philadelphia, PA  19103

Item 2.

         (a)   Name of Person Filing:

               Joel Morganroth, M.D.

         (b)   Address of Principal Business Office, if none, Residence:

               30 South 17th Street
               Philadelphia, PA  19103

         (c)   Citizenship:

               United States

         (d)   Title of Class of Securities:

               Common Stock, $.01 par value per share

         (e)   CUSIP Number:

               29481V 10 8

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


               (a)      [ ]     Broker or dealer registered under Section 15 of
                                the Act (15 U.S.C. 78o).

               (b)      [ ]     Bank as defined in Section 3(a)(6) of the
                                Act (15 U.S.C. 78c).

               (c)      [ ]     Insurance company as defined in Section 3(a)(19)
                                of the Act (15 U.S.C. 78c).

               (d)      [ ]     Investment company registered under Section
                                8 of the Investment Company Act of 1940 (15
                                U.S.C. 80a-8).

               (e)      [ ]     An investment adviser in accordance with
                                ss.240.13d-1(b)(1)(ii)(E).

               (f)      [ ]     An employee benefit plan or endowment fund
                                in accordance with ss.240.13d-(b)(1)(ii)(F).


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Schedule 13G                                                         Page 4 of 6


CUSIP NO. 29481V 10 8




               (g)      [ ]     A parent holding company or control person
                                in accordance with ss.240.13d-1(b)(1)(ii)(G).

               (h)      [ ]     A savings association as defined in Section
                                3(b) of the Federal Deposit Insurance Act (12
                                U.S.C. 1813).

               (i)      [ ]     A church plan that is excluded from the
                                definition of an investment company under
                                Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j)      [ ]     Group, in accordance with
                                ss.240.13d-(b)(1)(ii)(J).

               Not applicable.

Item 4.        Ownership

               (a)      Amount beneficially owned:

                        1,209,400*

               (b)      Percent of Class:

                        10.9%*

               (c)      Number of Shares as to which the person has:

                        i.      Sole power to vote or to direct the vote:
                                640,000*

                        ii.     Shared power to vote or to direct the vote:
                                14,400*

                        iii. Sole power to dispose or to direct the disposition of: 640,000*

                        iv. Shared power to dispose or to direct the disposition of: 14,400*
----------------
*535,000 shares are owned directly by Dr. Morganroth, as to which Dr. Morganroth has sole voting and dispositive power. 14,400 shares are owned by a pension plan, as to which Dr. Morganroth has shared voting and dispositive power. 555,000 shares are held in a trust, the trustee of which is Dr. Morganroth's wife and the beneficiaries of which are Dr. Morganroth's children, and Dr. Morganroth disclaims beneficial ownership of these shares. 105,000 shares are underlying currently exercisable options granted under a stock option plan of eResearchTechnology, Inc. All share amounts herein have not been adjusted to reflect the 2-for-1 stock split in the form of a 100% stock dividend to holders of record on May 6, 2003, payable on May 29, 2003.



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Schedule 13G                                                         Page 5 of 6


CUSIP NO. 29481V 10 8


Item 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

               Not applicable.

Item 8.        Identification and Classification of Member of the Group

               Not applicable.

Item 9.        Notice of Dissolution of Group

               Not applicable.

Item 10.       Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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Schedule 13G                                                         Page 6 of 6


CUSIP NO. 29481V 10 8


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:    June 2, 2003                              By:    Joel Morganroth, M.D.
     ------------------------------------             --------------------------

                                                      Joel Morganroth, M.D.